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Groma

Investment Agreement

GROMA NAV REIT, INC.

For Individual Investors

WELCOME & THANK YOU

Thank you for your interest in investing in the Groma Real Estate Trust! The Groma Real Estate Trust is legally incorporated as Groma NAV REIT, Inc., a Maryland corporation.

This Investment Agreement enables you to purchase shares in the Groma Real Estate Trust and become part of the Groma ecosystem. Below is a summary of key terms, and we encourage you to please review the full agreement and our Investment Memorandum (located at materials.groma.com) before proceeding with your investment. If you have any questions, reach out to us at investor-relations@groma.com; we're here to help.

Ownership Interest	Shares in the Groma Real Estate Trust represent a beneficial interest in a diversified portfolio of real estate assets held, directly or indirectly, by the Groma Real Estate Trust. Updated holdings are published at holdings.groma.com. All assets are subject to audits.
Rights of Shareholders	Shareholders are entitled to economic benefits including proportional gains or losses in asset value, dividends (if and when issued), and limited voting rights on certain matters.
Limitations of Ownership	Holding shares does not confer direct ownership of any individual property, nor does it grant occupancy rights. Groma properties may be rented at rentals.groma.com.
Nature of Securities	Shares are considered securities governed by applicable U.S. securities laws. Each share is recorded by a registered transfer agent and is also issued as a digital security token, referred to as a GromaCoin, on a blockchain. GromaCoins are intended to enable enhanced functionality compared to traditional securities.
Governance & Management	Oversight is provided by the Groma Real Estate Trust's Board of Directors. All day-to-day operations, including acquisitions, diligence, renovations, leasing, and property management, are managed by GromaCorp, Inc., which reports regularly to the Board.
Valuation & Liquidity	Share price is updated quarterly based on a fair market valuation of the Groma Real Estate Trust's total assets (including real estate, debt, and cash). The per-share price is calculated by dividing net asset value by total shares outstanding. Shares may be purchased or sold back to the Groma Real Estate Trust at this price, subject to applicable restrictions. A secondary trading market does not currently exist but may develop in the future and those market prices may differ from our stated share price.
Additional Information	For a complete description of terms, risks, and investor considerations, please review our Investment Memorandum at materials.groma.com.

We hope you'll consider investing in the Groma Real Estate Trust and join us on our journey to enable everyone to own part of the world around them.

Sincerely,
Seth Priebatsch
President, GromaCorp
Chairman of the Board, Groma Real Estate Trust

1. INVESTMENT DETAILS

This Investment Agreement (the "Agreement") is between Groma NAV REIT, Inc., a Maryland corporation (the "Groma Real Estate Trust"), and the undersigned investor(s) (the "Investor"), who commit to acquire Class A common stock (the "Shares") in the amounts set forth above, subject to the terms and conditions herein.

Investment Amount	$[AMOUNT]
Date of Investment	[EFFECTIVE DATE]
Region of Sale (State or Country)	[ADDRESS]
Current Price Per Share	$1.04

The Groma Real Estate Trust updates net asset value ("NAV") per share quarterly by valuing all assets (e.g. properties, cash, debt) and dividing by number of shares outstanding. Share purchases and buybacks are generally priced at the prior quarter's NAV. The current price is shown above and in our latest investment memorandum at materials.groma.com.

Dividend Reinvestment Program (DRIP)

As a WeFunder investor, you are automatically enrolled in our Dividend Reinvestment Program (DRIP). This is because we partner with a third-party administrator that requires automatic enrollment.

Under DRIP, any dividends you receive will be automatically reinvested into additional REIT shares at the current NAV. This helps you compound your investment over time and avoids wire fees that can make small quarterly cash distributions inefficient, especially for investments that start at $1,000. If you prefer to receive cash distributions instead, you may opt out at any time by emailing us at investor-relations@groma.com
.

2. SHAREHOLDER DETAILS

Name of Shareholder	[ENTITY NAME]
Email Address	[EMAIL]
Full Address (Street, City, State, Zip)	[ADDRESS]
Country of Citizenship	

If you would like, you may also authorize additional representatives to receive account access, distribution notices, reports, and tax statements.

Name	Role	Phone	Email

3. PAYING FOR YOUR SHARE PURCHASE

For this Offering, all payments for your shares are securely processed through WeFunder.

4. INVESTOR REPRESENTATIONS AND WARRANTIES

By signing the Investment Agreement, you represent, warrant, and agree to the following:

1. Investment Intent and Capacity. You are acquiring the Shares for your own account and investment purposes only, not for resale or distribution. You are not acting on behalf of another party unless explicitly disclosed.

2. Suitability and Risk Acknowledgment. You understand that this investment is illiquid, speculative, and may need to be held indefinitely. You can bear the full economic risk of loss and have no need for liquidity.

3. Securities Law Compliance. You acknowledge that the Shares are not registered under the Securities Act or state securities laws and are offered under an exemption (Regulation CF) You understand that: 1) There is no guarantee of registration or public offering, 2) The Company has no obligation to provide ongoing financial disclosures unless legally required. 3)Transfer of Shares is restricted and may only occur under a registered offering or with an acceptable legal opinion, and Shares may carry restrictive legends.

4. Anti-Money Laundering and OFAC Compliance. You represent that: 1) You are not on any U.S. sanctions list or acting on behalf of anyone who is. 2) Funds used for this investment are not derived from illegal activity. 3) You will provide requested documentation to comply with anti-money laundering or similar laws, and consent to any necessary disclosure to regulators or financial institutions. 4) The Company may take remedial action (e.g., blocking transactions, compulsory redemption) if required to comply with law.

5. Entity and Signing Authority. If you are investing through an entity, it is duly organized and authorized to invest. The person signing on behalf of the entity has full authority. If you are an individual, you are of legal age and capacity.

6. Company Counsel. You understand that GromaCorp's internal and external legal counsel represent the Company and its affiliates, not you. You have not been represented by legal counsel in this offering unless independently retained.

7. Electronic Reports and Communications. You consent to receive all communications and reports electronically unless the Company chooses to provide physical copies. You agree that your electronic signature has the same legal effect as a handwritten one.

8. Proxy for Public Offering-Related Amendments. You grant the Company a limited, irrevocable proxy to vote your shares solely for amendments to the Company's charter necessary for a potential IPO. This proxy expires upon commencement of such offering.

9. Transfer Restrictions and Legends. You will not transfer your Shares without proper registration or an acceptable legal opinion. You accept the placement of legends reflecting these restrictions and agree to any related notations in Company records.

10. Indemnification & Release. You agree to indemnify the Company and its affiliates for any loss arising from a breach of your representations or failure to meet your obligations under this Agreement. You release the Company and its affiliates from any claims related to the purchase of Shares under this Agreement.

11. Governing Law, Confirmation, and Miscellaneous: This Agreement is governed by Maryland law, is binding only upon the Company's countersignature, and may be executed in counterparts. It constitutes the full agreement between the parties and may be modified only in writing. The Company may accept or reject any investment within 30 days; rejected funds will be returned within 10 business days without interest. If payment differs from the stated amount, the subscription will be adjusted to the maximum Shares purchasable. You reaffirm these representations with any future subscriptions unless otherwise disclosed.

12. Privacy. The Investor has reviewed or had the opportunity to review GromaCorp's Privacy Policy at https://www.groma.com/privacy

13. Bad Actor Compliance. As of your investment date, you have no securities-related convictions, orders, bans, or regulatory sanctions within applicable look-back periods, and are not subject to exchange expulsions or postal fraud orders. You will promptly notify the Company of any such event after investing and cooperate with related compliance needs.

5. SIGNATURES

The undersigned Investor represents having read and understood this Investment Agreement and all associated and relevant materials. By signing, the Investor certifies that (i) the taxpayer identification number provided is correct, (ii) I am not subject to backup withholding, and (iii) I am a U.S. person and (iv) provide authorization to use this information as a substitute W-9. This Agreement shall not be effective unless and until it is countersigned by the Company.

Accepted and Agreed to:	Investor:	Joint Individual Investor (if any):
GROMA NAV REIT, INC.	[ENTITY NAME]	
By : *Founder Signature*	By : *Investor Signature*	By :
Name : [FOUNDER_NAME]	Name : [INVESTOR NAME]	Name :
Title : [FOUNDER_TITLE]	Title (if not an individual): [INVESTOR TITLE]	Title (if not an individual):
Date : [EFFECTIVE DATE]	Date : [EFFECTIVE DATE]	Date :

For Internal Use Only			
Accepted by:	Date:	Amount:	Confirmation #:

Thank you!

Groma